Nicole C. Brookshire +1 (857) 241-0211 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

May 21, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant
Jan Woo, Legal Branch Chief

Re:	Datadog, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019, Filed February 25, 2020
Form 10-Q for the Fiscal Quarter Ended March 31, 2020, Filed May 12, 2020
File No. 001-39051

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 1, 2020 in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2019 (File No. 001-39051), filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2020, and communicated verbally by the Staff on May 18, 2020 in connection with the Company’s Form 10-Q for the fiscal quarter ended March 31, 2020 (File No. 001-39051), filed with the SEC on May 12, 2020 (the “Form 10-Q”).

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Comments are set forth below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 38

1.

We note that your results of operations are impacted, in part, by your ability to retain and grow your existing customers. Please tell us what measures are used to evaluate the success of your land-and-expand business model and what consideration you have given to including a quantified discussion of such metrics for each period presented. In this regard, we note you previously provided a dollar-based net retention rate. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Refer also to SEC Release 33-10751.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company primarily manages its business, including its ability to land-and-expand sales to its existing customers, based on revenue and operating income growth, and believes these metrics continue to

Cooley LLP  500 Boylston Street  Boston, MA  02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

May 21, 2020

Page Two

be the most relevant and material to an investor’s ability to evaluate the Company’s financial and operational performance. In light of the Staff’s comment, the Company plans to include a discussion of whether its dollar-based net retention rate is above or below 130% in its future quarterly and annual periodic reports to be filed with the SEC. The Company believes that providing its dollar-based net retention rate in this manner appropriately balances the importance of the retention information relative to other disclosures that the Company has provided to supplement its consolidated financial statements prepared in accordance with generally accepted accounting principles (“GAAP”), but does not overweight its import to the underlying performance of the business.

The Company does not believe that disclosure of a period-specific dollar-based net retention rate above 130% is useful to investors as a measure of the performance of the Company’s land-and-expand business model on a quarterly or annual basis, and plans to only include more general disclosure in its quarterly and annual periodic reports for the following reasons: (1) the Company does not view dollar-based net retention as a key metric of its business, but rather one indication of the Company’s ability to execute against its land-and-expand business model that merely augments its financial results prepared in accordance with GAAP, (2) dollar-based net retention rates of over 130% are consistent with best-in-class software-as-a-service business models, and performance or oscillation of rates above that level are not material to an investor’s ability to evaluate the Company’s business on a periodic basis, (3) movements between periods in dollar-based net retention rates can be related to various factors, including the relative size of new customer wins and customer usage patterns, which are not necessarily indicative of material shifts in the ongoing performance of the Company’s land-and-expand business model and, therefore, may be misleading in any particular period when weighed against the backdrop of prior performance, and (4) the Company’s disclosure plan with regard to this metric is consistent with several of the Company’s industry peers, who also do not report dollar-based net retention on a period-specific basis and report at or above a specified percentage level of performance and, as a result, the Company does not believe further information with regard to this metric is necessary for investors to evaluate the Company’s performance relative to its peer group or its own historical performance.

2.

Please expand your disclosure to explain how management uses the measure of the number of customers with ARR greater than $100,000 to analyze the business and why disclosing this information is useful to investors. Also, to add further context to such measure, please disclose the percentage of ARR generated from this subset of customer for each period presented.

The Company respectfully acknowledges the Staff’s comment. The Company shares this measure with investors as a further indication of the success of the Company’s ability to increase its total number of customers that exceed the $100,000 or more threshold, but the Company does not assess the performance of its business based on the percentage contribution by such customers to the Company’s ARR. Further, the Company does not believe this breakdown is necessary or material to an investor’s understanding of the Company’s business or the relative performance of the Company’s ability to execute on its land-and-expand business model. As a result, the Company respectfully advises the Staff that it does not intend to disclose the percentage of ARR generated from this subset of customers in its future quarterly and annual periodic reports to be filed with the SEC.

Regarding the Staff’s request that the Company expand its disclosure to explain how management uses this measure to analyze the business and why the Company believes it is useful to investors, set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure, as applied to the disclosure appearing on page 20 of the Form 10-Q. For the Staff’s convenience, the proposed new text is underlined below. The Company will plan to include this disclosure in its future quarterly and annual periodic reports to be filed with the SEC.

Cooley LLP  500 Boylston Street  Boston, MA  02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

May 21, 2020

Page Three

“Expanding Within Our Existing Customer Base

Our base of customers represents a significant opportunity for further sales expansion. As of March 31, 2020, we had 960 customers with annual run-rate revenue, or ARR, of $100,000 or more, up from 508 as of March 31, 2019. We monitor this metric, and believe it is useful to investors, as an indicator of our ability to grow the number of customers that are exceeding this ARR threshold. We define ARR as the annual run-rate revenue of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly run-rate revenue, or MRR, and multiplying it by 12. MRR for each month is calculated by aggregating, for all customers during that month, monthly revenue from committed contractual amounts, additional usage and monthly subscriptions. ARR and MRR should be viewed independently of revenue, and do not represent our revenue under generally accepted accounting principles in the United States, or GAAP, on a monthly or annualized basis, as they are operating metrics that can be impacted by contract start and end dates and renewal rates. ARR and MRR are not intended to be replacements or forecasts of revenue. We believe that our land-and-expand business model allows us to efficiently increase revenue from our existing customer base. Our customers often expand the deployment of our platform across large teams and more broadly within the enterprise as they migrate more workloads to the cloud, find new use cases for our platform, and generally realize the benefits of our platform. We intend to continue to invest in enhancing awareness of our brand and developing more products, features and functionality, which we believe are important factors to achieve widespread adoption of our platform. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our solution, competition, pricing and overall changes in our customers’ spending levels.”

Results of Operations, page 42

3.

You state that revenue was primarily due to growth from existing customers with the remaining attributable to new customers. Where a material change is attributed to two or more factors, including any offsetting factors, please revise to quantify the contribution of each identified factor and remove any vague terms such as “primarily” in favor of specific quantification. Refer Section III.D of Release No. 33-6835.

The Company respectfully acknowledges the Staff’s comment. Set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure in response to this Comment 3, as applied to the disclosure appearing on page 24 of the Form 10-Q. For the Staff’s convenience, proposed new text is underlined below. The Company will plan to include this disclosure in its future quarterly and annual periodic reports to be filed with the SEC.

“Revenue increased by $61.2 million, or 87% for the three months ended March 31, 2020 compared to the three months ended March 31, 2019. Approximately 60% of the increase in revenue was attributable to the growth from existing customers, and the remaining 40% was attributable to new customers.”

Cooley LLP  500 Boylston Street  Boston, MA  02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

May 21, 2020

Page Four

Form 10-Q for the Fiscal Quarter Ended March 31, 2020

Risk Factors, page 53

Set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure in response to the Staff’s verbal comment regarding the enforceability of the Company’s exclusive forum provisions included in its amended and restated certificate of incorporation, as applied to the disclosure appearing on page 53 of the Form 10-Q. For the Staff’s convenience, proposed new text is underlined below. The Company will plan to include this disclosure in its future quarterly and annual periodic reports to be filed with the SEC.

“Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which could restrict our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.”

Please contact me at (857) 241-0211 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP  500 Boylston Street  Boston, MA  02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

May 21, 2020

Page Five

Sincerely,

Cooley LLP

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Cooley LLP  500 Boylston Street  Boston, MA  02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com